As filed with the Securities and Exchange Commission on July 30, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of July 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                   Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                          No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A................................................


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                               [MODERN TIMES LOGO]

FOR IMMEDIATE RELEASE                                               30 July 2003


            SCHEDULE FOR ANNOUNCEMENT OF SECOND QUARTER RESULTS 2003


                           WEDNESDAY, 6TH AUGUST 2003


                     STATEMENT ISSUED: 12.00 BST (07.00 EST)
                     Available at company website www.mtg.se


                     CONFERENCE CALL: 14.00 BST (09.00 EST)

Presented By:       Hans-Holger Albrecht - President and Chief Executive Officer
                    Mia Brunell - Chief Financial Officer
                    Andrew Barron - Chief Operating Officer

          PLEASE EMAIL info@mtg.se TO REGISTER FOR THE CONFERENCE CALL.
                (Alternatively, the conference call will also be
                    streamed live from the company website.)


For further information, please telephone +44 20 7321 5010.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)



                                    By:  /s/ Hans-Holger Albrecht
                                         ------------------------
                                    Name: Hans-Holger Albrecht


Dated:  July 30, 2003